As filed with the Securities and Exchange Commission on March 19, 2007
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
COMM BANCORP, INC.

(Name of Subject Company)
COMM BANCORP, INC. — Issuer and Offeror

(Name of Filing Persons — Offeror (identifying status as offeror, issuer or other person))
COMMON STOCK, PAR VALUE $0.33 PER SHARE

(Title of Class of Securities)
200468106

(CUSIP Number of Class of Securities)
William F. Farber, Sr.
Chairman, President and Chief Executive Officer
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, PA 18411
(570) 586-0377

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Bidder)
Copies to:
John B. Lampi, Esquire
Suzanne C. Hixenbaugh, Esquire
Saidis, Flower & Lindsay
26 West High Street
Carlisle, PA 17013
(717) 243-6222

March 19, 2007
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

TRANSACTION	AMOUNT OF
VALUATION*: $7,645,560	FILING FEE: $234.72

*	Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. The amount of the filing fee equals $30.70 per $1 million of the transaction value. This calculation assumes the maximum purchase of 147,030 shares of Common Stock, par value $0.33 per share, (includes 37,030 shares or two percent of the outstanding shares pursuant to Rule 13e-4(f)(ii)) at the maximum tender offer price of $52 per share in cash.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $234.72.	Filing Party: Comm Bancorp, Inc.
Form or Registration No.: Schedule TO.	Date Filed: March 19, 2007.
☐	Check the box is the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.
☐

SCHEDULE TO
This Amendment No. 1 (this “Amendment”) amends and supplements the Item 12, Exhibits, specifically relating to the form of newspaper summary notice, which had an incorrect expiration date thereon. Comm Bancorp, Inc. has placed a correction notice in those newspapers which printed this newspaper summary notice. Such correction notice will be published on March 20, 2007 and the text of this correction notice is filed with this Amendment at Exhibit (a)(11).
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:
(a)(11) Newspaper Correction Notice, to be published March 20, 2007, describing the correct expiration date as 5:00 p.m., New York City Time, on April 13, 2007, unless the Offer is extended.
SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2007
COMM BANCORP, INC.

By:	/s/ William F. Farber, Sr.
William F. Farber, Sr.
Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Offer to Purchase, dated March 19, 2007
(a)(2)*	Letter of Transmittal.
(a)(3)*	Notice of Guranteed Delivery.
(a)(4)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(6)*	Letter to Stockholders of Bancorp, dated March 19, 2007, from William F. Farber, Sr., Chairman, President and Chief Executive Officer of Bancorp.
(a)(7)*	Letter to Participants in the Community Bank and Trust Company Profit Sharing Plan, dated March 19, 2007.
(a)(8)*	Text of Press Release issued by Bancorp, dated March 2, 2007 relating to the 2007 first quarter cash dividend.
(a)(9)*	Form of newspaper summary notice.
(a)(10)*	Text of Press Release issued by Bancorp dated March 19, 2007 relating to this issuer tender offer.
(a)(11)**	Newspaper Correction Notice to be published March 20, 2007 describing the correct expiration date as April 13, 2007 unless the Offer is extended.
(c)(1)*	Fairness Opinion of Danielson Capital, LLC, dated March 2, 2007, incorporated by reference to Exhibit (a)(1) at Exhibit I thereto.
99.1*	Consent of Kronick Kalada Berdy and Company, PC, Certified Public Accountants
99.2*	Consent of bmc™, Certified Public Accountants and Consultants

*	Previously filed with the Schedule TO on March 19, 2007

**	Filed herewith